Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199-8103

April 8, 2013

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Boston Properties, Inc.

Form 10-K for the year ended December 31, 2012

File No. 001-13087

Boston Properties Limited Partnership

Form 10-K for the year ended December 31, 2012

File No. 000-50209

Dear Mr. McTiernan,

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-Ks for the year ended December 31, 2012 of Boston Properties, Inc. and Boston Properties Limited Partnership (collectively the “Company”), as set forth in your letter (the “Comment Letter”) dated March 25, 2013 to Michael E. LaBelle, Chief Financial Officer of Boston Properties, Inc.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K

General

Comment No. 1

1.	In future Exchange Act periodic reports, please revise the presentation of your leasing activity disclosure to include a tabular roll forward of vacant space at the start of the period to vacant space at the end of the period, and tabular data on second generation leasing costs and changes in net effective rent.

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2013

Response to Comment No. 1

In future periodic filings, we propose presenting in a tabular format a roll-forward of vacant space from the start of the period to vacant space at the end of the period and presenting on a comparative basis tabular data on second generation leasing information including free rent, transaction costs and changes in gross and net rents, in a format similar to that presented below for 2012:

2012
Total Square Feet
Vacant space available at the beginning of the period	3,403,300
Property dispositions/properties taken out of service	(395,772)
Properties acquired vacant space	38,992
Properties placed in-service	449,235
Leases expiring or terminated during the period	4,129,509

Total space available for lease	7,625,264

1st generation leases	433,018
2nd generation leases with new tenants	2,198,150
2nd generation lease renewals	1,492,843

Total space leased	4,124,011

Vacant space available for lease at end of the period	3,501,253

Second generation leasing information: (1)
Leases commencing during the period, in square feet	3,690,993
Average Lease Term	96 Months
Average Free Rent Period	115 Days
Total Transaction Costs Per Square Foot (2)	$44.72/sf
Increase (decrease) in Gross Rents (3)	6.95%
Increase (decrease) in Net Rents (4)	9.38%

(1)	Second generation leases are defined as leases for space that had previously been under lease by the Company. Approximately 2.9 million square feet of the approximately 3.7 million square feet in second generation leases that commenced in 2012 were signed in prior periods.
(2)	Total transaction costs include tenant improvements and leasing commissions and exclude free rent concessions.
(3)	Represents the increase/(decrease) in gross rent on the new vs. expired leases on the approximately 3.1 million square feet of second generation leases (1) that had been occupied within the prior 12 months and (2) for which the new lease term is greater than six months.
(4)	Represents the increase/(decrease) in net rent on the new vs. expired leases on the approximately 3.1 million square feet of second generation leases (1) that had been occupied within the prior 12 months and (2) for which the new lease term is greater than six months. Net rents represent gross rents less operating expense reimbursements.

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2013

As requested in the Comment Letter, the Company hereby acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, please contact me at (617) 236-3352.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle
Senior Vice President, Chief Financial Officer of Boston Properties, Inc.

cc:	Arthur S. Flashman
Vice President, Controller
Eric G. Kevorkian
Senior Vice President, Senior Corporate Counsel
Daniel Adams, Esq.
Goodwin Procter LLP

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